




FEB 12 2004

FARMER BROS. CO.

2003

ANNUAL REPORT


Farmer Brothers
COFFEE

Directors and Officers

FARMER BROS. CO. 20333 SOUTH NORMANDIE AVENUE • TORRANCE, CALIFORNIA



DIRECTORS

ROY F. FARMER
Chairman
Farmer Bros. Co.

ROY E. FARMER
President and Chief Executive Officer
Farmer Bros. Co.

LEWIS A. COFFMAN
Vice President, Retired
Farmer Bros. Co.

GUENTER W. BERGER
Vice President
Farmer Bros. Co.

JOHN H. MERRELL
Certified Public Accountant
Hutchinson and Bloodgood LLP

THOMAS A. MALOOF
Chief Financial Officer
Hospitality Marketing Concepts

JOHN SAMORE, JR.
Independent Consultant and C.P.A.

OFFICERS

ROY F. FARMER
Chairman and Chief Executive Officer

ROY E. FARMER
President and Chief Operating Officer

KENNETH R. CARSON
Vice President
Restaurant and Institutional Sales Division

GUENTER W. BERGER
Vice President
Production

JOHN E. SIMMONS
Treasurer

JOHN M. ANGLIN
Secretary
Attorney at Law
Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP

LEGAL COUNSEL

ANGLIN, FLEWELLING, RASMUSSEN, CAMPBELL & TRYTTEN LLP
199 South Los Robles Avenue, Suite 600
Pasadena, CA 91101

AUDITORS

ERNST & YOUNG LLP
Suite 200
725 South Figueroa Street
Los Angeles, California 90017

TRANSFER AGENT AND REGISTRAR

WELLS FARGO BANK MN, N.A.
Shareholder Services Department
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139

The Company

Farmer Bros. Co. was incorporated in California in 1923. We manufacture and distribute a product line that includes roasted coffee, coffee related products (coffee filters, sugar and creamers), teas, cocoa, spices and soup and beverage bases to restaurants and other institutional establishments that prepare food, including restaurants, hotels, hospitals, convenience stores and fast food outlets. The product line presently includes over 300 items. Roasted coffee products make up half of total sales. No single product other than coffee accounts for 10% or more of revenue.

Our primary raw material is green coffee. Coffee purchasing, roasting and packaging takes place at our Torrance, California plant, which is also the distribution hub for our branches. Green coffee is an agricultural commodity that is grown outside the United States and can be subject to volatile price fluctuations resulting from supply concerns related to crop availability and related conditions such as weather, political events and social instability in coffee producing nations. Government actions and trade restrictions between our own and foreign governments can also influence prices.

Green coffee prices are also affected by the actions of producer organizations. The most prominent of these are the Colombian Coffee Federation (CCF), the Association of Coffee Producing Countries (ACPC) and the International Coffee Organization (ICO). These organizations seek to increase green coffee prices largely by attempting to restrict supplies, thereby limiting the availability of green coffee to the coffee consuming nations. In recent years the green coffee market has been influenced by additional production from a variety of producers, notably Vietnam and Brazil. These additional supplies have had the tendency to hold prices down.

Other raw materials used in the manufacture of allied products include a wide variety of spices, as well as tea, dry cocoa, dehydrated milk products, salt and sugar. All of these agricultural products can be subject to wide cost variation, but no combination of these raw materials has had the material effect on our operating results as green coffee.

Our products are sold directly from delivery trucks by sales representatives who solicit, sell, and otherwise maintain our customer's accounts. Our selling divisions operate from branches in most large cities throughout the western United States. We operate our own long haul trucking fleet to more effectively control the supply of products to these warehouses and try to minimize our inventory levels within each branch warehouse.

We take pride in our ability to provide our customers with products and service that is always *Consistently Good!*

Market Price of Stock

We have one class of common stock which is traded in the over the counter market. The bid prices indicated below are as reported by NASDAQ and represent prices between dealers, without including retail mark up, mark down or commission, and do not necessarily represent actual trades.

	2003 Quarters				2002 Quarters			
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
High	$356.00	$335.00	$319.99	$365.99	$259.50	$267.75	$304.00	$370.99
Low	$304.00	$301.01	$305.50	$303.24	$215.00	$192.00	$268.98	$306.00
Dividends declared per share	$0.90	$0.90	$0.90	$0.90	$0.85	$0.85	$0.85	$0.85

There were approximately 3,415 holders of record on September 11, 2003.

Summary

SALES
(In thousands)

Year	Sales
2003	$201,558
2002	$205,857
2001	$215,431
2000	$218,688
1999	$221,571

EARNINGS PER SHARE
(in dollars)

Year	Earnings per Share
2003	$13.02
2002	$16.54
2001	$19.62
2000	$20.22
1999	$15.16

NET INCOME
(In thousands)

Year	Net Income
2003	$23,629
2002	$30,569
2001	$36,178
2000	$37,576
1999	$28,865

SHAREHOLDERS' EQUITY
(in thousands)

Year	Shareholders' Equity
2003	$369,145
2002	$373,053
2001	$347,048
2000	$313,113
1999	$287,711



Selected Financial Data

Dollars in thousands, except per share data	Years ended June 30, 2003	2002	2001	2000	1999
Net sales	$201,558	$205,857	$215,431	$218,688	$221,571
Income from operations	$23,888	$38,210	$42,115	$48,965	$36,770
Net income	23,629	$30,569	$36,178	$37,576	$28,865
Net income per share	$13.02	$16.54	$19.62	$20.22	$15.16
Proforma net income (a)			$36,488	$35,445	$27,327
Proforma net income (a) per share			$19.79	$19.08	$14.36
Total assets	$416,415	$417,524	$390,395	$353,467	$324,836
Dividends per share	$3.60	$3.40	$3.20	$3.00	$2.80

(a) Upon adoption of SFAS No. 133 on July 1, 2000, the Company reclassified its investments held as "available for sale" to the "trading" category which resulted in an entry to recognize the accumulated unrealized loss of $3,894,000. The "proforma" amounts above summarize the effect on earnings and earnings per share on prior years' results as if the change had been in effect for those periods presented.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis discusses the results of operations as reflected in the Company's consolidated financial statements. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. The results of operations for the years ended June 30, 2003, 2002 and 2001 are not necessarily indicative of the results that may be expected for any future period. The following discussion should be read in combination with the consolidated financial statements and the notes thereto included in Item 8 of this report and with the "Risk Factors" described below.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to inventory valuation, including LIFO reserves, the allowance for doubtful accounts, deferred tax assets, liabilities related to retirement benefits, liabilities resulting from self-insurance of our worker's compensation liabilities, and litigation. We base our estimates on historical experience and other relevant factors that are believed to be reasonable under the circumstances.

While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, actual results may differ from these estimates, which could require the Company to make adjustments to these estimates in future periods.

Investments: Our investments consist of investment grade marketable debt instruments issued by the US Government and major US and foreign corporations, equity securities, primarily preferred stock, and various derivative instruments, primarily exchange traded treasury futures and options, green coffee forward contracts and commodity purchase agreements. All derivatives not designated as accounting hedges are marked to market and changes are recognized in current earnings. The fair value of derivative instruments is based upon broker quotes where possible.

Allowance for Doubtful Accounts: We maintain an allowance for estimated losses resulting from the inability of our customers to meet their obligations. Our ability to maintain a relatively small reserve is directly related to our ability to collect from our customers when our sales people regularly interact with our customers in person. This method of operation has historically provided us with a historically low bad debt experience.

Inventories: Inventories are valued at the lower of cost or market and the costs of coffee and allied products are determined on the Last In, First Out (LIFO) basis. Costs of coffee brewing equipment manufactured are accounted for on the First In, First Out (FIFO) basis. We regularly evaluate these inventories to determine that market conditions are correctly reflected in the recorded carrying value.

Self-Insurance Retention: We are self-insured for California workers' compensation insurance and utilize historical analysis to determine and record the estimates of expected future expenses resulting from worker's compensation claims. Additionally, we accrue for estimated losses not covered by insurance for liability, auto, medical and fire up to the deductible amounts.

Retirement Plans: We have two defined benefit plans that provide retirement benefits for the majority of our employees (the balance of our employees are covered by union defined benefit plans). We obtain actuarial valuations for both plans and at present we discount the pension obligations using 5.60% discount rate and we estimate an 8% return on plan assets. Our retiree medical plan is not funded and shares the same discount rate as the defined benefit plans. We also project an initial medical trend rate of 10% ultimately reducing to 5.5% in 6 years.

The performance of the stock market and other investments as well as the overall health of the economy can have a material effect on pension investment returns and these assumptions. A change in these assumptions could have an effect on operating results.

Income Taxes: Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. We do not presently have a valuation allowance for our deferred tax assets as we currently believe it is more likely than not that we will realize our deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

We have been able to maintain a strong working capital position, and believe that our short and long term cash requirements for the coming year will be provided by internal sources. We have no major commitments for capital expenditures at this time. The following projects could require a substantial commitment of funds:

1. We have purchased land in Chico, California and will purchase land in Bakersfield, California to construct replacements for existing facilities in those locations. We expect to begin construction in time to occupy the new warehouses before the end of fiscal 2004. The combined cost for the two warehouses is not expected to exceed $3,000,000.

2. We have completed the first year of a multi-year upgrading of our internal management information system. During 2003 we expended $4,767,000 for hardware, software, infrastructure, training and consulting. At this time our financial systems (general ledger, accounts receivable, accounts payable, fixed assets and payroll) are on the new system. In the coming year we expect to convert our allied and coffee manufacturing plants followed by our selling divisions. We expect the additional costs associated with this project in 2004 could exceed $3,000,000, not including the added fixed costs to maintain the new system.

3. On July 23, 2003 the Board of Directors authorized a loan to the Company's Employee Stock Ownership Plan for the purchase of 129,575 additional shares of the Company's common stock. Based upon the closing price of the Company's stock on September 22, 2003, this could require an expenditure of $42,900,000. The ESOP was created in 2000 as a way to better align the long-term interests of its employees and shareholders. The Company has loaned the ESOP $39,580,000 for this same purpose. On June 30, 2003 the ESOP loan balance was $35,227,000.

(In thousands)	2003	2002	2001
Current assets	$346,617	$348,434	$318,879
Current liabilities	$16,659	$16,259	$17,655
Working capital	$329,958	$332,175	$301,224
Capital Expenditures	$9,089	$5,039	$5,912

RESULTS OF OPERATIONS

Years ended June 30, 2003 and 2002

Net sales in fiscal 2003 decreased 2.1% to $201,558,000 as compared to $205,857,000 in fiscal 2002. The Company continued to experience a decline in coffee sales. There are a number of trends that we believe affect this result.

We are in the third year of an economic downturn that has been especially hard on our core service area of California. Our entire 29 state service area has felt the combination of lay-offs, job uncertainty and the high cost of living that makes consumers careful how they spend their money. As consumers cut back on expenses, one of the easiest places to save is spending in restaurants. Tourism and travel continues to be down domestically. This is especially so for visitors from the Far East where the Japanese economy has not been strong, and last summer the area had to deal with SARS. Domestic business travel also continues to be down.

Our primary market is the independently owned and operated restaurant and restaurant chains. The weak economy is especially hard on these entrepreneurs who do not have the geographic or "thematic" diversity of the large restaurant chains. The success of coffee shops selling specialty coffees has spawned many imitators. Although we compete favorably with our own line of specialty coffees, our customers feel the effect of fewer sales dollars (in part because of the recession) being divided among more direct competitors.

Green coffee costs for fiscal 2003 increased approximately 25% over those of fiscal 2002. As a result gross profit decreased 5.2% to $130,896,000, or 65% of sales, in fiscal 2003 as compared to $138,093,000, or 67% of sales, in fiscal 2002.

Selling expenses for the 2003 fiscal year increased 3.1% to $88,658,000 as compared to $86,025,000 in fiscal 2002. General & administrative expenses increased 32.4% in fiscal 2003 to $18,350,000 as compared to $13,858,000 in fiscal 2002. Operating expenses, composed of selling and general and administrative expenses, increased $7,125,000, or 7.1%, to $107,008,000 during fiscal 2003, or 53% of sales, as compared to $99,883,000, or 49% of sales, in fiscal 2002. This increase primarily includes additional costs of the ESOP $1,886,000, computer consulting and training $1,309,000, insurance (including workers compensation) $1,300,000, life insurance $1,045,000, defined benefit and post retirement benefit plan costs $997,000 and the cost of coffee brewing equipment $897,000, offset by decreases in legal expenses $941,000 and payroll $815,000.

Other income in fiscal 2003 increased $2,533,000 or 22.7% to $13,683,000 as compared to $11,150,000 in fiscal 2002. This is primarily the result of the volatility of the capital markets introduced by an accounting change in 2001 that required unrealized gains and losses on investments to be realized as incurred. Prior to that time our hedging efforts reduced much of this volatility. Interest rates have declined throughout 2003 and remain at low levels. The major components of this change from 2002 include an increase in unrealized gains of $5,607,000, off set by decrease in interest income of $3,287,000 and realized losses $1,897,000 and realized gains $1,864,000.

Pretax income in fiscal 2003 decreased 23.9% to $37,571,000, or 18.6% of sales, as compared to $49,360,000, or 24% of sales, in fiscal 2002. Net income in fiscal 2003 decreased 22.7% to $23,629,000, or 11.7% of sales, as compared to $30,569,000, or 14.9% of sales in fiscal 2002. Earnings per share in fiscal 2003 decreased 21.3% to $13.02 as compared to $16.54 in fiscal 2002.

Years ended June 30, 2002 and 2001

Fiscal 2002 was challenging for us. Although green coffee costs remained relatively stable throughout the year, the events of September 11, 2001 were felt throughout the period. Recession related reductions in business and personal travel and entertainment expenses combined with reduced activities outside the home resulting from public concern about terrorist activities resulted in decreased sales and profitability. As depicted in the "Change in Earnings per Share" analysis below, our 2002 net sales declined 4.4%. Net sales decreased to $205,857,000 in 2002 as compared to $215,431,000 in 2001.

Gross profit decreased to $138,093,000 in fiscal 2002, or 67% of sales, compared to $141,400,000 in fiscal 2001, or 66% of sales. The world supply of green coffee was ample, and some producing countries have discussed a variety of approaches to improve producer profitability, including production decreases, decreased farm maintenance and farm worker layoffs. To date, none of these approaches appears to have had a material effect on green coffee prices.

Operating expenses, comprised of selling and general and administrative expenses were $99,883,000 in 2002 as compared to $99,285,000 in 2001. A $3,339,000 increase, or 28%, in employee benefits expenses in fiscal 2002, including the costs of employee benefit plans and medical coverage, was substantially offset by a decrease in payroll expenses, (1%), vehicle related expenses (including maintenance, gas & oil), (6%), and coffee brewing equipment costs, (36%).

Other income decreased 36% to $11,150,000 in 2002 as compared to $17,401,000 in 2001. The 2001 amount includes the accumulated unrealized loss of $3,894,000 resulting from the accounting change that year. Exclusive of the accounting change, other income decreased 48% in 2002 from $21,295,000 in 2001. This decrease is primarily the result of lower interest rates during 2002 as the Federal Reserve Board has attempted to stimulate the economy. Our investments continue to be in short term money market instruments: primarily investment grade commercial paper, corporate notes and US treasury and agency debt. At June 30, 2002 we held approximately $168,000,000 in US Treasury Bills.

Income before taxes decreased 21% to $49,360,000, or 24% of sales, for the year ended June 30, 2002, as compared to $59,516,000, or 28% of sales, in the prior fiscal year. Net income, before cumulative effect of accounting change, for fiscal year 2002 was $30,569,000, or $16.54 per share, as compared to $36,488,000, or $19.79 per share, in 2001.

CHANGE IN EARNINGS PER SHARE

The following provides additional information regarding changes in operating results.

	2003	2002	2001
Net income per common share	$13.02	$16.54	$19.62

Percentage change	2003 to 2002	2002 to 2001
Net sales	-2.1%	-4.4%
Cost of goods sold	-4.3%	-8.5%
Gross profit	-5.2%	-2.3%
Operating expenses	7.1%	0.6%
Income from operations	-37.5%	-9.3%
Provisions for income taxes	-25.8%	-18.4%
Net income	-22.7%	-15.5%

A summary of the change in earnings per share, which highlights factors discussed earlier, is as follows:

Per Share Earnings		2003 vs. 2002	2002 vs. 2001
Coffee:	Prices	-$0.45	$0.15
	Volume	-1.74	-3.71
	Cost	-0.85	2.25
	Gross profit	-3.04	-1.31
Allied products:	Gross profit	0.48	-0.48
Operating expenses		-4.93	-0.32
Other income		1.50	-3.38
Provision for income taxes		2.48	2.29
Accounting change		0.00	0.17
Change in weighted average shares outstanding		-0.01	-0.05
Net income		-$3.52	-$3.08

RISK FACTORS

Certain statements contained in this Annual Report on Form 10-K regarding the risks, circumstances and financial trends that may affect our future operating results, financial position and cash flows may be forward-looking statements within the meaning of federal securities laws. These statements are based on management's current expectations, assumptions, estimates and observations about our business and are subject to risks and uncertainties. As a result, actual results could materially differ from the forward looking statements contained herein. These forward looking statements can be identified by the use of words like "expects," "plans," "believes," "intends," "will," "assumes" and other words of similar meanings. These and other similar words can be identified by the fact that they do not relate solely to historical or current facts. While we believe our assumptions are reasonable, we caution that it is impossible to predict the impact of such factors which could cause actual results to differ materially from predicted results. We intend these forward-looking statements to speak only at the time of this report and do not undertake to update or revise these projections as more information becomes available. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

Factors that could cause our actual results to materially differ from those expressed or implied by any forward looking statements described herein include:

Green coffee price volatility.

Our results of operations can vary dramatically with the volatility of the green coffee market. Virtually all coffee is grown outside the United States. Some of the producing countries have experienced a variety of problems, including civil war in Peru and Indonesia, rebel insurgents in the Philippines and the threat of economic collapse in Brazil. Green coffee can be one of the most volatile of commodities. It is subject to all the factors that influence the price of agricultural products including weather (especially drought and frost), world supplies, the actions of our own and foreign governments (including trade restrictions, farm subsidies & currency devaluations), transportation issues (including port and trucker strikes domestically and in the producing countries), and insect pests (cigarette beetle and broca).

Competition.

Our customer base has undergone a dramatic shift in the past decade. This is the result of several factors, including competition from other coffee companies and from other beverages. Other coffee companies include multi-national firms with vast financial resources, a business model that is very different and superior information technologies. Large restaurant chains and other institutional buyers (representing hospitals, hotels, contract food services, convalescent hospitals and other similar institutions) often prefer the "price leader" and find insufficient value in the sales & service aspect of our business. We believe some of our competitors are willing to accept smaller profit margins from some customers because they do not have the distribution and service organization we do. In addition, there are numerous beverages competing for the same restaurant dollar. Soft drinks, bottled water, flavored coffees & teas all have grown at the expense of a "standard" cup of coffee. We believe the growth of coffee shops that roast their own coffee has also contributed to the decrease in demand for the "standard" cup of coffee.

Sales & Distribution Network.

We believe our sales and distribution network to be one of the best in the industry. It is also expensive to operate. Some of our competitors market through wholesale grocers. Therefore they do not have to address certain issues that we do, including gasoline and oil prices, the costs of purchasing, maintaining and insuring a fleet of delivery vehicles, the costs of purchasing or leasing and maintaining distribution warehouses throughout the country, or the costs of hiring, training and paying benefits for our route sales professionals. We find that competitors unencumbered with this overhead sometimes choose to be very price competitive throughout our service area.

General economic and market conditions.

Our primary market is restaurants and other food service establishments. We also provide coffee and related products to offices. We believe the success of this business market segment is dependent upon personal and business expenditures in restaurant locations. In a slow economy businesses and individuals scale back their discretionary spending on travel and entertainment, including "eating out." A weaker economy may also cause businesses to cut back on their travel and entertainment expenses, and even reduce or eliminate office coffee benefits.

Self insurance.

We are self-insured for many risks. Although we carry insurance, our deductibles require that we bear a substantial liability. The premiums associated with our insurance continue to increase. General liability, fire, workers' compensation, director & officer, life, employee medical, dental & vision and automobile present a large potential liability. While we accrue for this liability based on historical experience, future losses may exceed losses we have incurred in the past.

Risks from possible acquisitions and new business ventures.

The Company regularly evaluates opportunities that may enhance shareholder value. There is no assurance that any such venture, should we decide to enter into one, will accrue the projected returns. It is possible that such ventures could result in losses or returns that would have a negative impact on operating income.

Stock purchases and sales by major shareholders.

Approximately 53% of all outstanding shares are owned or controlled by Company employees, officers and directors. The combined holdings of the 7 largest institutions are approximately 22% of outstanding shares. Including the holdings of a former director of approximately 10% of outstanding shares, current and former management and institutions control approximately 85% of shares. Future sales of Company stock by these shareholders could adversely and unpredictably affect the price of our shares.

ESOP.

The Farmer Bros. Co. Employee Stock Ownership Plan was designed to help us attract and retain employees. Additionally, we believe employee stock ownership helps align the efforts of our employees with the interests of our shareholders. To that end, the board of directors has approved loaning sufficient funds to acquire a total of 300,000 shares of which 170,425 shares have been acquired as of June 30, 2003. A total of $39,580,000 has been loaned to the ESOP for this purpose. These purchases will deplete our working capital and increase costs associated with the ESOP, especially future funding (i.e., requirement to provide the ESOP with liquidity for shares tendered back to the ESOP by departing employees). We expect that as the ESOP acquires additional shares, the Company will assume a higher fixed cost which may have a material effect on future earnings.

External factors: strikes, natural disasters, acts of war and other difficulties.

Over half of our business is conducted in California, Oregon & Washington. This area is prone to seismic activity and a major earthquake could have a significant negative effect on our operations. Our major manufacturing facility and distribution hub is in Los Angeles, and a serious interruption to highway arteries, gas mains or electrical service could restrict our ability to supply our branches with product.

Most of our customers are located throughout the western United States, with concentrations in major cities. We depend on our own route sales network for reaching our customers. Any interruption of that distribution system could have material negative consequences for us. Our major product, coffee, is grown primarily in the tropics. Hurricanes, monsoons, tornados, severe winter storms, drought and floods all have an affect on our customers and our sources of supply.

Strikes against our suppliers or their transportation vendors could restrict our ability to obtain our supply of green coffee and other supplies. Coffee is shipped to us by sea from every producing country, and by rail from Mexico. Any major interruption in that flow, for example, trucker strikes in Brazil, railroad strikes in Mexico, coffee processors strikes in El Salvador, or longshoremen strikes in U.S. ports, can reduce our ability to maintain our flow of green coffee to our production facility and ultimately to our customers. Coffee is perishable, and although its shelf life is lengthy compared to other types of agricultural products, it does not allow for any significant stock-piling.

Acts of war or terrorism.

Any action domestically or in a coffee producing country that interrupts the supply of green coffee to our plant or restricts our delivery of finished product to our warehouses and customers can have a material impact on our operating results. Civil war in Columbia or Peru, or terrorist actions in the Philippines or elsewhere, can have a material effect on our operations if we are unable to receive or replace key coffee shipments. If suitable substitute sources of supply can be located, they are often found at a much higher price.

ERP System Conversion.

Last year the Company began a multiyear program to update its management information systems. This has proven to be a challenging conversion. We have had some successes in the early phases of implementation of the new systems. There are many open issues, and the more difficult implementations will occur in the coming year. It is possible that increasing conversion costs, potential complications resulting from the conversion itself, and system problems in our use of the new software could have a material impact on our future operating results.

Staffing.

There is little depth of management in certain positions and a loss of one or more of these key employees could have a material effect on our operations and competitive position. We have union contracts relating to our employees serving our California, Oregon, Washington and Nevada markets. Although we believe union relations have been amicable in the past, there is no assurance that this will continue in the future.

Hedging activities.

The most important aspect of our operation is to secure a consistent supply of coffee. Some proportion of green coffee price fluctuations can be passed through to our customers, with some delay; but maintaining a steady supply of green coffee is essential to keep inventory levels low and sufficient stock to meet customer needs. We purchase our coffee through established coffee brokers to help minimize the risk of default on coffee deliveries. To help ensure future supplies, we purchase much of our coffee on forward contracts for delivery as long as six months in the future. Sometimes these contracts are fixed price contracts, where the price of the purchase is set regardless of the change in price of green coffee between the contract and delivery dates. At other times these contracts are variable price contracts that allow the delivered price of contracted coffee to reflect the market price of coffee at the delivery date.

Futures contracts not designated as hedges, and terminations of contracts designated as hedges, are marked to market and changes are recognized in current earnings. Open contracts at June 30, 2003 are addressed in the following Item 7A.

In the event of non-performance by the counter parties, the Company could be exposed to credit and supply risk. The Company monitors the financial viability of the counter parties in an attempt to minimize this risk.

Contractual obligations

The following table contains supplemental information regarding total contractual obligations as of June 30, 2003.

(In thousands)

	Total	Less Than One Year	2-3 Years	4-5 Years	More Than 5 Years
Operating Lease Obligations	$1,402	$667	$650	$85	$ –

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market value risk arising from changes in interest rates on our securities portfolio. Our portfolio of investment grade money market instruments can include discount commercial paper, medium term notes, federal agency issues and treasury securities. As of June 30, 2003 over 95% of these funds were invested in treasury securities and more than 50% of these issues have maturities shorter than 120 days. This portfolio's interest rate risk is not hedged and its average maturity is approximately 150 days. A 100 basis point move in the general level of interest rates would result in a change in the market value of the portfolio of approximately $2,200,000.

Our portfolio of preferred securities includes investments in derivatives that provide a natural economic hedge of interest rate risk. We review the interest rate sensitivity of these securities and (a) enter into "short positions" in futures contracts on U.S. Treasury securities or (b) hold put options on such futures contracts in order to reduce the impact of certain interest rate changes on such preferred stocks. Specifically, we attempt to manage the risk arising from changes in the general level of interest rates. We do not transact in futures contracts or put options for speculative purposes.

The following table demonstrates the impact of varying interest rate changes based on the preferred stock holdings, futures and options positions, and market yield and price relationships at June 30, 2003. This table is predicated on an instantaneous change in the general level of interest rates and assumes predictable relationships between the prices of preferred securities holdings, the yields on U.S. Treasury securities and related futures and options.

The number and type of futures and options contracts entered into depends on, among other items, the specific maturity and issuer redemption provisions for each preferred security held, the slope of the Treasury yield curve, the expected volatility of Treasury yields, and the costs of using futures and/or options.

INTEREST RATE CHANGES

(In thousands)	Market Value at June 30, 2003			
	Preferred Securities	Futures and Options	Total Portfolio	Change in Market Value of Total Portfolio
-150 basis points	$58,072	$0	$58,072	$3,710
-100 basis points	57,206	2	57,208	2,847
Unchanged	53,898	478	54,376	0
+100 basis points	49,215	4,233	53,448	913
+150 basis points	46,870	6,512	53,382	980

COMMODITY PRICE CHANGES

We are exposed to commodity price risk arising from changes in the market price of green coffee. We price our inventory on the LIFO basis. In the normal course of business we enter into commodity purchase agreements with suppliers and we purchase exchange traded green coffee contracts. The following table demonstrates the impact of changes in the price of green coffee on inventory and green coffee contracts at June 30, 2003. It assumes an immediate change in the price of green coffee, and the valuations of coffee futures and relevant commodity purchase agreements at June 30, 2003.

COMMODITY RISK DISCLOSURE

(In thousands)	Market Value				
Coffee Cost Change	Coffee Inventory	Futures & Options	Total	Change in Market Value Derivatives	Change in Market Value Inventory
-10%	$12,000	$35	$12,035	$23	-$1,008
Unchanged	13,008	23	13,031	0	
+10%	14,000	0	14,000	-23	$992

At June 30, 2003 the derivatives consisted mainly of commodity futures with maturities shorter than three months.

Report of Independent Auditors



Ernst & Young LLP
One World Trade Center
Suite 2000
Long Beach, California 90831

Phone: (562) 628-5600
www.ey.com

To the Board of Directors and Shareholders
of Farmer Bros. Co. and Subsidiary

We have audited the accompanying consolidated balance sheets of Farmer Bros. Co. and Subsidiary (the "Company") as of June 30, 2003 and 2002, and the related consolidated statements of income, cash flows, and shareholders' equity for the three years ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmer Bros. Co. and Subsidiary at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Long Beach, California
September 8, 2003

Consolidated Balance Sheets

(Dollars in thousands, except share data)	June 30, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,986	$ 7,047
Restricted cash	975	–
Short term investments	274,444	285,540
Accounts and notes receivable, net	13,756	14,004
Inventories	34,702	37,361
Income tax receivable	2,878	2,553
Deferred income taxes	–	1,188
Prepaid expenses	876	741
Total current assets	346,617	348,434
Property, plant and equipment, net	41,753	38,572
Notes receivable	193	224
Other assets	26,390	27,622
Deferred income taxes	1,462	2,672
Total assets	$416,415	$417,524
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,321	$ 4,827
Accrued payroll expenses	7,362	6,407
Deferred income taxes	976	–
Other	5,000	5,025
Total current liabilities	16,659	16,259
Accrued postretirement benefits	25,041	22,726
Other long term liabilities	5,570	5,486
Total Liabilities	47,270	44,471
Commitments and contingencies	–	–
Shareholders' equity:		
Common stock, $1.00 par value, authorized 3,000,000 shares; issued and outstanding 1,926,414	1,926	1,926
Additional paid-in capital	18,798	17,627
Retained earnings	382,831	365,725
Unearned ESOP shares	-33,364	-12,225
Less accumulated comprehensive loss	-1,046	–
Total shareholders' equity	369,145	373,053
Total liabilities and shareholders' equity	$416,415	$417,524

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

(Dollars in thousands, except share data)	Years ended June 30, 2003	2002	2001
Net sales	$201,558	$205,857	$215,431
Cost of goods sold	70,662	67,764	74,031
Gross profit	130,896	138,093	141,400
Selling expense	88,658	86,025	84,524
General and administrative expense	18,350	13,858	14,761
Operating expense	107,008	99,883	99,285
Income from operations	23,888	38,210	42,115
Other income:			
Dividend income	3,246	3,198	3,039
Interest income	3,974	7,261	12,308
Other, net	6,463	691	2,054
	13,683	11,150	17,401
Income before taxes	37,571	49,360	59,516
Income taxes	13,942	18,791	23,028
Income before cumulative effect of accounting change	$23,629	$30,569	$36,488
Cumulative effect of accounting change (net of income taxes of $205)	–	–	-310
Net income	$23,629	$30,569	$36,178
Income per common share:			
Before cumulative effect of accounting change	$13,02	$16.54	$19.79
Cumulative effect of accounting change	–	–	-$0.17
Net income per common share	$13.02	$16.54	$19.62
Pro forma assuming accounting changes were retroactively applied			
Net income	–	–	$36,488
Net income per common share	–	–	$19.79
Weighted average shares outstanding	1,814,591	1,848,395	1,843,392

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	2003	2002	2001
	Years ended June 30,		
Cash flows from operating activities:			
Net income	$23,629	$30,569	$36,178
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Cumulative effect of accounting change	–	–	310
Depreciation	5,776	5,493	5,527
Deferred income taxes	3,989	495	1,736
(Gain) loss on sales of assets	-498	-239	-131
ESOP compensation expense	4,269	2,529	1,398
Net (gain) loss on investments	-5,625	-51	-1,614
Net unrealized loss on investments reclassified as trading	–	–	2,337
Change in assets and liabilities:			
Short term investments	16,721	-51,310	-23,976
Accounts and notes receivable	224	1,220	2,769
Inventories	2,659	-1,581	990
Income tax receivable	-325	438	-1,651
Prepaid expenses and other assets	-153	-1,421	-2,130
Accounts payable	-1,506	-326	-768
Accrued payroll and expenses and other liabilities	930	-1,070	1,457
Accrued postretirement benefits	1,904	1,926	1,602
Other long term liabilities	84	594	702
Total adjustments	28,449	-43,303	-11,442
Net cash (used in) provided by operating activities	$52,078	-$12,734	$24,736
Cash flows from investing activities:			
Purchases of property, plant and equipment	-9,089	-5,039	-5,912
Proceeds from sales of property, plant and equipment	630	307	207
Notes issued	–	-35	-78
Notes repaid	55	2,640	831
Net cash used in investing activities	-$8,404	-$2,127	-$4,952
Cash flows from financing activities:			
Dividends paid	-6,523	-6,278	-5,897
ESOP contributions	-24,237	-815	-390
Net cash used in financing activities	-30,760	-7,093	-6,287
Net (decrease) increase in cash and cash equivalents	$12,914	$-21,954	$13,497
Cash and cash equivalents at beginning of year	7,047	29,001	15,504
Cash and cash equivalents at end of year	$19,961	$7,047	$29,001

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at June 30, 2000	1,926	$1,926	$16,359	$311,153	-$13,679	-$2,646	$313,113
Comprehensive income							
Net income				36,178			36,178
Transition adjustment for SFAS No. 131						2,646	2,646
Total comprehensive income							38,824
Dividends ($3.20 per share)				-5,897			-5,897
ESOP contributions					-390		-390
ESOP compensation expense			270		1,128		1,398
Balance at June 30, 2001	1,926	$1,926	$16,629	$341,434	-$12,941	–	$347,048
Comprehensive income							
Net income				30,569			30,569
Total comprehensive income							30,569
Dividends ($3.40 per share)				-6,278			-6,278
ESOP contributions					-815		-815
ESOP compensation expense			998		1,531		2,529
Balance at June 30, 2002	1,926	$1,926	$17,627	$365,725	-$12,225	–	$373,053
Comprehensive income							
Net income				23,629			23,629
Minimum pension liability, net of tax ($615,000)						-1,046	-1,046
Total comprehensive income							22,583
Dividends ($3.60 per share)				-6,523			-6,523
ESOP contributions					-24,237		-24,237
ESOP compensation expense			1,171		3,098		4,269
Balance at June 30, 2003	1,926	$1,926	$18,798	$382,831	-$33,364	-1,046	$369,145

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization
The Company, which operates in one business segment, is in the business of roasting, packaging, and distributing coffee and allied products through direct sales to restaurants, hotels, hospitals, convenience stores and fast food outlets. The Company's products are distributed by its selling divisions from branch warehouses located in most large cities throughout the western United States.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary FBC Finance Company. All significant inter-company balances and transactions have been eliminated.

Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Fair values of cash equivalents approximate cost due to the short period of time to maturity.

Restricted Cash
The Company has pledged cash as collateral for a stand-by letter of credit securing its obligations under a self insurance program. The cash is invested in certificates of deposit with maturities that do not exceed 1 year. In the event the Company does not perform all its responsibilities for paying out claims, the administrator of the program has the right to draw against the letter of credit.

Investments
The Company's investments consist of marketable debt and equity securities, money market instruments and various derivative instruments, primarily exchange traded treasury futures and options, green coffee forward contracts and commodity purchase agreements. All such instruments not designated as accounting hedges are marked to market and changes are recognized in current earnings. At June 30, 2003 and 2002 no derivative instruments were designated as accounting hedges. The fair value of derivative instruments is based upon broker quotes. The cost of investments sold is determined on the specific identification method. Dividend and interest income is accrued as earned.

Concentration of Credit Risk
At June 30, 2003, the financial instruments which potentially expose the Company to concentrations of credit risk consist of cash in financial institutions (which exceeds federally insured limits), cash equivalents (principally commercial paper), short term investments, investments in the preferred stocks of other companies and trade receivables. Cash equivalents and short term investments are not concentrated by issuer, industry or geographic area. Maturities are generally shorter than 180 days. Other investments are in U.S.government securities. Investments in the preferred stocks of other companies are limited to high quality issuers and are not concentrated by geographic area or issuer. Concentration of credit risk with respect to trade receivables for the Company is limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic areas. The trade receivables are short-term, and all probable bad debt losses have been appropriately considered in establishing theallowance for doubtful accounts.

Inventories
Inventories are valued at the lower of cost or market. Costs of coffee and allied products are determined on the Last In, First Out (LIFO) basis. Costs of coffee brewing equipment manufactured are accounted for on the First In, First Out (FIFO) basis.

Property, Plant and Equipment
Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation of buildings and facilities is computed using the straight-line method. All other assets are depreciated using the sum-of-the years' digits and straight-line methods. The following useful lives are used:

Building and facilities	10 to 30 years
Machinery and equipment	3 to 5 years
Office furniture and equipment	5 years
Capitalized software	3 years

When assets are sold or retired the asset and related depreciation allowance are eliminated from the records and any gain or loss on disposal is included in operations. Maintenance and repairs are charged to expense, and betterments are capitalized.

Income Taxes
Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse.

Revenue Recognition
Sales and the cost of products sold are recorded at the time of delivery to the customer.

Net Income Per Common Share
Basic earnings per share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period, excluding unallocated shares held by the Company's Employee Stock Ownership Plan (see Note 6). The Company has no dilutive shares for any of the three fiscal years in the period ended June 30, 2003. Accordingly, the consolidated financial statements present only basic net income per share.

Long-Lived Assets
The Company reviews the recoverability of its long-lived assets as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. The Company has determined that no impairment of long-lived assets exists as of June 30, 2003.

Shipping and Handling Costs
The Company distributes its products directly to its customers and shipping and handling costs are considered Company selling expenses.

Collective Bargaining Agreements
Certain Company employees are subject to collective bargaining agreements. The duration of these agreements extend from 2005 to 2006.

Reclassifications
Certain reclassifications have been made to prior year balances to conform to the current year presentation.

NEW PRONOUNCEMENTS

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of this statement to have a material impact on its operating results or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. This statement requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of commitment to an exit or disposal plan. The implementation of this Standard did not have a material effect on the Company.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness for Contingencies, relating to a guarantor's accounting for, and disclosure of Others. FIN 45 clarifies the requirements of SFAS No. 5, Accounting of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded dis closure requirements. The Company does not believe that the adoption of this Interpretation has had a material effect on its consolidated financial position or statement of operations.

In January 2003, FASB issued Interpretation No. 46 (FIN 46), an interpretation of Accounting Research Bulletin No. 51, which requires the Company to consolidate variable interest entities for which it is deemed to be the primary beneficiary and disclose information about variable interest entities in which it has a significant variable interest. FIN 46 became effective immediately for variable interest entities formed after January 31, 2003 and will be effective July 1, 2003 for any variable interest entities formed prior to February 1, 2003. The Company does not believe that this Interpretation will have a material impact on its consolidated financial statements.

2. INVESTMENTS AND DERIVATIVE INSTRUMENTS:

In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statements 137 and 138. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The adoption of SFAS No. 133, resulted in a cumulative effect of an accounting change of $515,000 ($310,000 net of taxes) being recognized in the Statement of Net Income, and a corresponding credit in other comprehensive income.

The Company purchases various derivative instruments as investments or to create economic hedges of its interest rate risk and commodity price risk. At June 30, 2003 derivative instruments are not designated as accounting hedges as defined by SFAS No. 133. The fair value of derivative instruments is based upon broker quotes. The Company records unrealized gains and losses on trading securities and changes in the market value of certain coffee contracts meeting the definition of derivatives in other income and expense.

Investments, consisting of marketable debt and equity securities and money market instruments, are held for trading purposes and are stated at fair value. Gains and losses, both realized and unrealized, are included in other income and expense. On July 1, 2000 the company transferred all of its investments classified as "available for sale" at June 30, 2000 into the "trading" category. Accordingly, the Company recognized the accumulated unrealized loss of $3,894,000 in the consolidated statement of income.

at June 30, are as follows:

(In thousands)	2003	2002
Trading securities at fair value		
Corporate debt	$ –	$ 18,863
U.S. Treasury Obligations	220,057	184,756
U.S. Agency Obligations	–	26,983
Preferred Stock	53,897	48,873
Other fixed income	–	5,181
Futures, options and other derivatives	490	884
	$274,444	$285,540

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS AND NOTES RECEIVABLE AT JUNE 30, ARE AS FOLLOWS:

(In thousands)	2003	2002	2001
Balance at beginning of year	$345	$395	$420
Additions	356	218	346
Deductions	-356	-268	-371
Balance at end of year	$345	$345	$395

4. INVENTORIES AT JUNE 30, ARE AS FOLLOWS:

(In thousands)	2003 Processed	 Unprocessed	 Total
Coffee	$ 3,853	$ 9,155	$13,008
Allied products	11,776	4,213	15,989
Coffee brewing equipment	2,372	3,333	5,705
	$18,001	$16,701	$34,702

(In thousands)	2002 Processed	 Unprocessed	 Total
Coffee	$ 3,438	$10,393	$13,831
Allied products	12,482	5,116	17,598
Coffee brewing equipment	2,528	3,404	5,932
	$18,448	$18,913	$37,361

Current cost of coffee and allied products inventories is (less than) or greater than the LIFO cost by approximately $122,000 and $(491,000) as of June 2003 and 2002, respectively.

The change in the Company's green coffee and allied product inventories during fiscal 2003, 2002, and 2001 resulted in LIFO decrements (increment) which had the effect of increasing income before taxes those years by $64,000, 207,000, and $1,283,000, respectively.

5. PROPERTY, PLANT AND EQUIPMENT AT JUNE 30, ARE AS FOLLOWS:

(In thousands)	2003	2002
Buildings and facilities	$40,907	$40,914
Machinery and equipment	48,969	48,690
Capitalized software costs	3,934	–
Office furniture and equipment	5,845	6,055
	$99,655	$95,659
Accumulated depreciation	-63,851	-62,950
Land	5,949	5,863
	$41,753	$38,572

Maintenance and repairs charged to expense for the years ended June 30, 2003, 2002, and 2001 were $11,022,000, $11,202,000, and $10,514,000, respectively.



6. EMPLOYEE BENEFIT PLANS:

The Company has a contributory defined benefit pension plan for all employees not covered under a collective bargaining agreement (Farmer Bros. Co. Plan) and a non-contributory defined benefit pension plan (Brewmatic Co. Plan) for certain hourly employees covered under a collective bargaining agreement. The Company's funding policy is to contribute annually at a rate that is intended to fund benefits as a level percentage of salary (non-bargaining) and as a level dollar cost per participant (bargaining) over the working lifetime of the plan participants. Benefit payments are determined under a final payment formula (non-bargaining) and flat benefit formula (bargaining).

The Company sponsors defined benefit postretirement medical and dental plans that cover non-union employees and retirees, and certain union locals. The plan is contributory and retirees contributions are fixed at a current level. The plan is not funded.

	Defined Benefit Pensions June 30,		Accrued Postretirement Benefits June 30,	
(In thousands)	2003	2002	2003	2002
Changes in benefit obligation				
Benefit obligation at the beginning of the year	$55,116	$48,909	$24,335	$22,951
Service cost	1,708	1,527	765	670
Interest cost	3,886	3,684	1,712	1,721
Plan participants' contributions	180	160	–	117
Amendments	–	285	–	-906
Actuarial gain	13,797	3,153	4,665	651
Benefits paid	-2,834	-2,602	-755	-869
Benefit obligation at the end of the year	$71,853	$55,116	$30,722	$24,335
Changes in plan assets				
Fair value in plan assets at the beginning of the year	$75,552	$79,259	$ –	$ –
Actual return on plan assets	-3,674	-1,285	–	–
Company contributions	23	21	755	752
Plan participants' contributions	180	160	132	117
Benefits paid	-2,834	-2,602	887	-869
Fair value in plan assets at the end of the year	$69,247	$75,552	$ –	$ –
Funded status of the Plan	-$ 2,606	$20,437	-$30,722	-$24,335
Unrecognized net asset	–	-657	–	–
Unrecognized net (gain) / loss	23,330	-88	4,682	17
Unrecognized prior service cost	800	1,062	1,410	1,592
Net amount recognized	$21,524	$20,754	$24,630	-$22,726
Statements of Financial Position				
Prepaid pension cost	$19,854	$20,754		
Accrued pension liability	-411	–		
Intangible asset	420	–		
Accumulated other comprehensive income	1,661	–		
Net amount recognized	$21,524	$20,754		

6. EMPLOYEE BENEFIT PLANS CONTINUED:

(In thousands)	Defined Benefit Pensions June 30, 2003	2002	Accrued Postretirement Benefits June 30, 2003	2002
Weighted average assumptions as of June 30				
Discount rate	5.60%	7.20%	5.60%	7.20%
Expected return on Plan assets	8.00%	8.00%	–	–
Salary increase rate increase	3.50%	3.50%	–	–
Initial medical trend rate			10.00%	11.00%
Ultimate medical trend rate			5.50%	5.50%
Number of years from initial to ultimate trend rate			6	6
Initial dental/vision trend rate			7.00%	7.50%
Ultimate dental/vision trend rate			5.50%	5.00%

Components of net periodic benefit costs

(In thousands)	Defined Benefit Pensions June 30, 2003	2002	2001	Accrued Postretirement Benefits June 30, 2003	2002	2001
Service cost	$1,708	$1,527	$1,338	$765	$670	$646
Interest cost	3,886	3,684	3,447	1,712	1,721	1,539
Expected return on Plan assets	-5,965	-6,267	-6,121	–	–	–
Unrecognized net transition asset	-657	-657	-657	–	–	–
Unrecognized net gain	18	-269	-841	–	–	-94
Unrecognized prior service cost	262	239	239	182	286	286
Benefit cost	-$748	-$1,743	-$2,595	$2,659	$2,677	$2,377

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

(In thousands)	Plan Year Results	Effect of 1% Increase	Decrease
Accumulated Postretirement Benefit obligation as of June 30, 2003	$30,722	$4,474	-$3,561
Service and interest cost for plan year	2,477	390	312
Accumulated Postretirement Benefit obligation as of June 30, 2002	$24,335	$897	-$963
Service and interest cost for plan year	2,391	90	-$95

The Company contributes to two multi-employer defined benefit plans for certain union employees. The contributions to these multi-employer pension plans were approximately $2,104,000, $2,183,000 and $2,144,000, for 2003, 2002 and 2001, respectively. The Company also has defined contribution plans for eligible union and non-union employees. No Company contributions have been made nor are required to be made to either defined contribution plan.

"Other long term liabilities" represents deferred compensation payable to a company officer. The deferred compensation plan provides for deferred compensation awards to earn interest based upon the Company's average rate of return on its investments. Total deferred compensation expense amounted to $84,000, $594,000 and $702,000, for the years ended June 30, 2003, 2002 and 2001, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

On January 1, 2000, the Company established the Farmer Bros. Co. Employee Stock Ownership Plan (ESOP) to provide benefits to all employees. The Board of Directors authorized a loan of up to $50,000,000 to the ESOP to purchase up to 300,000 shares of Farmer Bros. Co. common stock secured by the stock purchased. The loan will be repaid from the Company's discretionary plan contributions over a fifteen year term at a variable rate of interest, 3.30% at June 30, 2002.

	for the years ended June 30,		
	2003	2002	2001
Loan amount (in thousands)	$24,237	$815	$390
Shares purchased	77,850	3,800	2,200

Shares purchased with loan proceeds are held by the plan trustee for allocation among participants as the loan is repaid. The unencumbered shares are allocated to participants using a compensation-based formula. Subject to vesting requirements, allocated shares are owned by participants and shares are held by the plan trustee until the participant retires.

The Company reports compensation expense equal to the fair market price of shares committed to be released to employees in the period in which they are committed. The cost of shares purchased by the ESOP which have not been committed to be released or allocated to participants are shown as a contra-equity account "Unearned ESOP Shares" and are excluded from earnings per share calculations. During the fiscal years ended June 30, 2003, 2002 and 2001 the Company charged $3,098,000, $1,531,000 and $1,136,000 respectively, to compensation expense related to the ESOP. The difference between cost and fair market value of committed to be released shares, which was $1,171,000, $998,000 and $270,000 for the years ended June 30, 2003, 2002 and 2001, respectively, is recorded as additional paid in capital.

	June 30,	
	2003	2002
Allocated shares	25,592	16,083
Committed to be released share	7,170	3,636
Unallocated shares	138,718	74,003
Total ESOP Shares	171,480	93,722
Fair value of ESOP shares (in thousands)	$58,181	$34,000



7. INCOME TAXES

The current and deferred components of the provision for income taxes consist of the following:

(In thousands)		2003	June 30, 2002	2001
Current:	Federal	$8,030	$15,367	$17,607
	State	1,923	2,929	3,685
		$9,953	$18,296	21,292
Deferred:	Federal	3,775	434	1,451
	State	214	61	285
		3,989	495	1,736
		$13,942	$18,791	$23,028

A reconciliation of the provision for income taxes to the statutory federal income tax expense is as follows:

(In thousands)	2003	June 30, 2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
Income tax expense at statutory rate	$13,150	$17,276	$20,831
State income tax (net federal tax benefit)	1,389	1,943	2,552
Dividend income exclusion	-808	-767	-731
Other (net)	211	339	376
	$13,942	$18,791	$23,028
Income taxes paid	$10,429	$17,881	$24,879

The primary components of temporary differences which give rise to the Company's net deferred tax assets are as follows:

(In thousands)	June 30, 2003	2002
Deferred tax assets:		
Postretirement benefits	$10,384	$8,938
Accrued liabilities	4,859	4,426
State taxes	–	791
	$15,243	$14,155
Deferred tax liabilities:		
Pension assets	-8,205	-$7,877
Other	-6,552	-2,418
	-14,757	-10,295
Net deferred tax assets	$486	$3,860

8. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

(In thousands)	June 30, 2003	2002
Accrued workers' compensation liabilities	$2,898	$3,119
Dividends payable	1,734	1,637
Other	368	269
	$5,000	$5,025

9. COMMITMENTS AND CONTINGENCIES

The Company incurred rent expense of approximately $736,000, $698,000 and $700,000 for the fiscal years ended June 30, 2003, 2002, and 2001, respectively, and is obligated under leases for branch warehouses. A few of the leases have renewal options that allow the Company, as lessee, to extend the lease at the Company's option for one or two years at the pre-agreed rental rate. The Company also has operating leases for computer hardware with terms that do not exceed three years.

Future minimum lease payments are as follows:

(In thousands)

June 30,	
2004	$ 667
2005	420
2006	230
2007	53
2008	32
	$1,402

The Company is a party to various pending legal and administrative proceedings. It is management's opinion that the outcome of such proceedings will not have a material impact on the Company's financial position, results of operations, or cash flows.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands except per share data)	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003
Net sales	$50,389	$54,118	$49,267	$47,784
Gross profit	31,532	35,154	32,038	32,172
Income from operations	7,354	8,319	4,985	3,230
Net income	5,608	5,899	6,339	5,783
Net income per common share	$3.03	$3.24	$3.52	$3.23

	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
Net sales	$49,400	$54,755	$51,298	$50,404
Gross profit	32,569	37,337	34,786	33,401
Income from operations	9,286	11,891	9,843	7,190
Net income	7,763	9,733	6,406	6,667
Net income per common share	$4.21	$5.27	$3.47	$3.60

Offices, Warehouses and Plants

THE CORPORATION

Farmer Bros. Co., headquartered in Torrance, California, roasts and packages coffee, processes spices and other restaurant supplies at that location, and manufactures a complete line of coffee-brewing equipment at its Brewmatic Division plant in Los Angeles. The Corporation's primary business is conducted through its internal divisions: Restaurant and Institutional Sales Division, Brewmatic Division, Spice Products Division and Custom Coffee Plan Division; and one subsidiary, FBC Finance Company.

EXECUTIVE OFFICES:

FARMER BROS. CO.
20333 South Normandie Avenue, Torrance, California

RESTAURANT AND INSTITUTIONAL SALES DIVISION
20401 South Normandie Avenue, Torrance, California

BREWMATIC COMPANY DIVISION
20333 South Normandie Avenue, Torrance, California

SPICE PRODUCTS COMPANY DIVISION
20333 South Normandie Avenue, Torrance, California

CUSTOM COFFEE PLAN DIVISION
20333 South Normandie Avenue, Torrance, California

FBC FINANCE CO.
20333 South Normandie Avenue, Torrance, California

RESTAURANT AND INSTITUTIONAL SALES BRANCHES:

ARIZONA

FLAGSTAFF
2385 N. Walgreen Street

LAKE HAVASU
1880 Commander Dr., Suite C

PHOENIX
1060 W. Alameda Dr.
Tempe

TUCSON
3818 South Evans Blvd.

YUMA
3320 E. Gila Ridge Rd.

ARKANSAS

FAYETTEVILLE
3901-D Kelly
Springdale

LITTLE ROCK
7630 Hardin Drive
North Little Rock

CALIFORNIA

BAKERSFIELD
1135 W. Columbus

BISHOP
324 E. Clarke Street

CASTROVILLE
11460 Commercial Parkway

CHICO
252 East Avenue, Suite F

EUREKA
1825 3rd Street

FRESNO
4576 N. Bendel

LANCASTER
42138 7th Street West

OAKLAND
9844 Kitty Lane

PALM SPRINGS
72205 Corporate Way
Thousand Palms

RIVERSIDE
12101 Madera Way

SACRAMENTO
2450 Boatman Ave.

SAN DIEGO
7855 Ostrow St., B

SAN GABRIEL
859 Meridian St.
Duarte

SAN JOSE
1462 Seareel Pl.

SAN LUIS OBISPO
3415 Miguelito Ct.

SANTA ANA
3921 W. Segerstrom Ave.

SANTA ROSA
470 E. Todd Rd.

STOCKTON
4243 Arch Road

TORRANCE
20401 S. Normandie Ave.

VALLEY
9373 Remick Ave.
Arleta

VENTURA
1350 Stellar Dr.
Oxnard

VICTORVILLE
17190 Yuma ST.

COLORADO

COLORADO SPRINGS
337 Manitou Ave.
Manitou Springs

DENVER
5595 Joliet Street

FORT COLLINS
4500 Innovation Drive

GRAND JUNCTION
2848 Chipeta Ave., #B

IDAHO

BOISE
1625 South Curtis

IDAHO FALLS
805 S. Saturn Ave.

TWIN FALLS
445 5th Ave. W
Resident Branch

ILLINOIS

CHICAGO
31W280 Diehl Rd., Unit 103
Naperville

MOLINE
2950 38th Avenue

SPRINGFIELD
3430 C Constitution Dr.

RESTAURANT AND INSTITUTIONAL SALES BRANCHES CONTINUED:

INDIANA
EVANSVILLE
1905 N. Kentucky Ave.
INDIANAPOLIS
1123 Country Club Rd.

IOWA
DES MOINES
1662 N.E. 55th Ave.
OMAHA
3217 Nebraska Ave.
Council Bluffs

KANSAS
WICHITA
2355 S. Edwards, Suite B

MINNESOTA
DULUTH
4314 Enterprise Cr.
MINNEAPOLIS
3074 84th Lane N E
Blaine

MISSOURI
COLUMBIA
4881 B I-70 Drive SW
KANSAS CITY
9 N.E. Skyline Dr.
Lee's Summit
SPRINGFIELD
450 M S. Union
ST. LOUIS
12832 Pennridge Dr.
Bridgeton

MONTANA
BILLINGS
2625 Enterprise Ave.
GREAT FALLS
2600 16th St. N.E.
Black Eagle
MISSOULA
2751 Charlo St.

NEBRASKA
NORTH PLATTE
601 Sioux Meadow

NEVADA
ELKO
460 S. A Street
LAS VEGAS
3417 Losee Rd.
CARSON CITY
3880 Technology Way

NEW MEXICO
ALBUQUERQUE
5911 Office Blvd.
FARMINGTON
1414 Schofield Lane
Resident Branch
ROSWELL
710 East College

NORTH DAKOTA
BISMARCK
3800 Commerce Drive, Suite C
FARGO
710 38th St. N.W. Unit C

OKLAHOMA
OKLAHOMA CITY
4611 S.W. 20th St.
TULSA
804 S. 8th St.
Broken Arrow

OREGON
BEND
20409 N. W. Cady Way
Resident Branch
EUGENE
2545-F Prairie Rd.
MEDFORD
777 East Vilas Rd.
Central Point
PORTLAND
7515 N.E. 33rd Dr.
SALEM
3790-G Silverton Rd. NE

SOUTH DAKOTA
RAPID CITY
2030 Creek Dr.
SIOUX FALLS
2405 W. 5th St.

TENNESSEE
MEMPHIS
5753 E. Shelby Dr., Ste 1

TEXAS
AMARILLO
1415 S. Johnson St.
AUSTIN
2004 Lamar Dr.
Round Rock
CORPUS CHRISTI
3909 Wow Road
DALLAS/FT. WORTH
744 Avenue H East
Arlington
EL PASO
1325 Don Haskins Dr.
HOUSTON
6638 Rupley Circle
LUBBOCK
1608 D No. University
Resident Branch
MCALLEN
1312 E. Laurel
ODESSA
2017 W. 7th
SAN ANTONIO
4930 Center Park
WICHITA FALLS
1404 Beverly Drive

UTAH
SALT LAKE CITY
2230 So. 2000 West

WASHINGTON
SEATTLE
8660 Willows Rd.
Redmond
SPOKANE
E. 10915 Montgomery Dr.
TACOMA
9412 Front Street
Lakewood
YAKIMA
2301 S. 18th Street
Union Gap

WISCONSIN
GREEN BAY
1227 S. Maple Ave.
LA CROSSE
1232 Clinton St.
MADISON
1017 Jonathan Dr.
MILWAUKEE
W. 182 S8335-A Racine Ave.
Muskego

WYOMING
CASPER
2170 N. Old Salt Creek Hwy.

CUSTOM COFFEE PLAN BRANCHES:

CALIFORNIA
NORTH HOLLYWOOD
7419 Bellaire Ave.
SAN DIEGO
7855-A Ostrow St.
SAN LEANDRO
3041 Teagarden
TORRANCE
20333 S. Normandie Ave.

COLORADO
DENVER
5595 Joliet Street, #B

TEXAS
ARLINGTON
722 Avenue H East
HOUSTON
11519 South Petropark Drive

Form 10-K

Registrant's Internet website address is http://www.farmerbroscousa.com. Registrant does not make its Form 10-K, 10-Q or 8-K reports or amendments thereto available on its website. The Company believes that doing so is unnecessary inasmuch as those reports are available to the public on a real time basis on the Commission's EDGAR website. The EDGAR website can be found in the "Filings and Forms (EDGAR)" section of the Securities & Exchange Commission site, http://www.sec.gov/edgar/searchedgar/companysearch.html. For those who are unable to access the Commission's website, the Company will make paper copies of its form 10-K, 10-Q and 8-K filings and amendments thereto available without charge upon written request addressed to Mr. John E. Simmons, Chief Financial Officer, Farmer Bros. Co., 20333 S. Normandie Avenue, Torrance, CA 90502. Exhibits may be obtained from same address upon payment of $.25 per page.



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